

May 9, 2011

Mr. Gerald H. Lipkin
Chairman of the Board, President and Chief Executive Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

Re: **Valley National Bancorp**
File No. 001-11277
Form 10-K for the fiscal year ended December 31, 2010
Schedule 14A filed March 11, 2011

Dear Mr. Lipkin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Business, page 3

1. Please include in your future filings, revision of the second paragraph on page 3, required by Item 101(a)(1), in your description of the general development of your business during the past five years to include a discussion of the material terms of your two recent acquisitions of assets and deposits of two failed banks that had been seized by banking regulators.

2. In your future filings, revise the narrative description of your business pursuant Item 101(c) on pages 4-5 to add a description of your Investment Management segment which contributed over $51 million of your $186 million in income in

2010.

3. Please provide to us and undertake to include in your future filings, revision of your narrative description of your business pursuant Item 101(c) to provide more detail regarding your loan portfolio including the following:
   - disclose that over sixty one percent of your loan portfolio consists of real estate loans with forty percent of your loans for commercial real estate;
   - disclose the amount and percentage of your loan portfolio that is subprime, "alt A" loans, interest-only and option adjustable rate loans;
   - quantify the amount and percent of your loan portfolio which are loans similar to those commonly referred to as "no doc," or "stated income" loans;
   - describe the geographic composition of your loan portfolio; and
   - describe any changes you are making in the composition of your loan portfolio.

4. Please provide to us and undertake to include in your future filings, revision of your narrative description of your business pursuant Item 101(c) to provide more detail regarding your underwriting standards and procedures including the following:
   - your loan documentation policies and the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings)
   - given that over forty percent of your loan portfolio are commercial real estate loans, disclose the dollar amount and percentage of your loans that are to legal entities formed for the limited purpose of the business you are financing and therefore the borrower's only source of cash flow and only asset is the property that you are financing;
   - quantify the dollar amount and percentage of your loans that are unsecured;
   - discuss in detail the types of collateral that secure the various types of loans you make (for instance, disclose the extent to which you require any collateral or guarantees beyond the property being financed by the loan); and
   - disclose your procedures for and the frequency with which you reappraise the value of your collateral.

5. Please provide to us and undertake to include in your future filings, revision of your narrative description of your business pursuant Item 101(c) to provide more detail regarding your policies and procedures regarding problem loans including the following:
   - your procedures for monitoring the loans that you retain including the market value;

- describe your historic and current policies on extending, renewing, restructuring or otherwise modifying the terms of loans or other extensions of credit and whether after such changes, you continue to classify such loans as performing; and
- describe your historic and current policies on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;
- discuss procedures for foreclosures in your major markets, including the extent of court involvement, and the extent to which you have delayed foreclosures and if so whether this was due to problems with documentation or other reasons.

Competition, page 5

6. Please provide to us and undertake to include in your future filings, a revised description of competitive conditions as required by Item 101(c)(1)(x) of Regulation S-K including, but not limited to, the following:

- an estimate of the number of your competitors and your competitive position; and
- identify and explain both positive and negative factors pertaining to your competitive position including the fact that some of your competitors in the New York metropolitan area are some of the largest financial institutions in the world that have far greater assets, revenues and income than you as well as economies of scale that enable them to offer better rates on deposits and loans, have more branches than you in your principal market and around the country if not the world, and offer many services to their customers that you do not.

Risk Factors, page 11

7. In future filings, revise each sub caption relating to each risk factor, to comply with Item 503(c) which requires that each sub caption adequately describe the respective risk and with Staff Legal Bulletin No.7. For instance, several of your sub captions fail to identify any consequence of a risk materializing. Others have vague consequences such as it will have a "negative impact," "hurt our business," or would adversely affect you.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 38

Executive Summary, page 38

8. Please provide to us and undertake to include in your future filings, revision of the
    first paragraph regarding the "economic recession" to provide expanded
    discussion and analysis of specific economic conditions in your particular market
    area having an effect on your financial condition and or results of operations
    including, but not limited to, the following: unemployment; personal income;
    personal bankruptcies; home prices; and foreclosures started. Provide analysis of
    commercial and residential real estate given that over forty percent of the value of
    your loan portfolio is commercial real estate and twenty percent are residential
    real estate.

9. Please revise this section to comply with Item 303(a) and Release No. 33-8350 by
    including discussion and analysis of the type and range in the magnitude of
    concessions you have made on your loans and their aggregate costs and benefits
    to you.

Notes to Consolidated Financial Statements

Investment Securities (Note 4), page 112

10. We note your investment in the single issuer preferred trust security where the
    amortized cost is significantly in excess of the determined fair value. We note that
    there has been no OTTI recognized on this security to date, even though it was
    announced in the latter half of 2009 that the issuer would defer paying interest.
    Please address the following:
    *   Provide us with a detailed description of the other-than-temporary
        impairment analysis performed on this security at each quarterly reporting
        period during fiscal 2010. Please identify all of the evidence considered,
        explain the relative significance of each piece of evidence, and identify
        the primary evidence on which you relied to support your conclusion that
        no OTTI was necessary;
    *   Tell us how management evaluated the financial condition of the issuer at
        each quarterly reporting period;
    *   Tell us how management considered and evaluated the Regulatory
        Agreement entered into in June 2009 with both the applicable Federal and
        State regulatory agencies within the context of the quarterly OTTI
        analysis;
    *   Provide us with the discounted cash flow analysis used to determine fair
        value at each quarterly period; and

- Provide us with the assumptions and estimates used in the fair value measurements addressing the basis for, as well as any changes in and reasons for the changes in, the assumptions or estimates, which may have occurred during these periods.

Loans (Note 5), page 122

11. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures here, but did provide certain comparative information in your MD&A (for example, the tables on pages 67 and 72). To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative footnote disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

12. Please tell us and revise your disclosures in future filings to address the following:
    - The policy for recording payments received on nonaccrual accrual receivables in accordance with ASC 310-10-50-6(b);
    - The policy for resuming accrual of interest in accordance with ASC 310-10-50-6(c);
    - The policy for recognizing interest income on impaired loans, including how cash receipts are recorded in accordance with ASC 310-10-50-15(b); and
    - The policy for determining which loans the entity assesses for impairment (i.e. more specifically define the specific dollar amount for commercial and industrial and commercial real estate loans) in accordance with ASC 310-10-50-15(d).

Schedule 14A, filed March 11, 2011

Executive Compensation, page 23
Executive Summary, page 23

13. We note that you cite only the positive aspects of your 2010 performance and omit any negative aspects of your performance. Please provide to us and undertake to include in your future filings, revision of this section to provide a balanced assessment of your financial condition and results of operations for the last fiscal year particularly compared to previous years in which certain results were better. For instance, we note increases in non-accrual and Troubled Debt Restructured loans and non-interest expense and decreases in assets, net loans,

deposits and interest income. Provide us with the basis for your claim, in the second to last bullet point, that your "performance recognized as among industry leaders."

Peer Group Considerations, page 26

14. Please provide to us and undertake to include in your future filings revision of this section as follows:
    - explain the reasons the Compensation and Human Resources Committee chose to develop its own peer group for purposes of determining the amount of executive compensation instead of using a generally accepted list of peers utilized in the industry such as the Keefe, Bruyette & Woods Regional Banking Index, which you company used (on page 29 of your Form 10-K) to compare your return with that of other similar financial institutions;
    - explain the reasons the Compensation and Human Resources Committee hired two firms with expertise in executive compensation but did not have either firm assemble a peer group for purposes of recommending executive compensation but directed the two firms to analyze data from the peer group selected by the Committee;
    - disclose the expertise and experience of the Committee in establishing a peer group; and
    - disclose the basis used by the Compensation and Human Resources Committee for picking certain financial institutions within certain ranges (revenues, net income, total assets and market cap) but omitting others within the same ranges.

Compensation Details, page 27

15. We note that you increased compensation in 2010 for Mr. Lipkin, your Chairman, President and CEO from $929,000 in 2009 to over $2.4 million in 2010, an increase of over 162 percent, a far greater percentage than any other named executive officer. Please provide to us and undertake to the following:
    - clarification of his role in the process of setting his compensation, as required by Item 404(b)(1)(xv);
    - revision of the second, fifth and the last paragraph on page 29 to explain in greater detail, as required by Item 404(b)(1)(v), how you determined the amount to pay for each element to Mr. Lipkin; and
    - the factors you considered in deciding to increase Mr. Lipkin's compensation materially as required by Item 404(b)(1)(ix).

Certain Transactions with Management, page 45

16. Please provide to us more detail, on page 45, regarding legal fees you paid to the law firm of one of your directors, Mr. Graham Jones, and consulting fees you paid to the consulting firm of one of your directors, Ms. Guilfoile, consistent with Item 404(a) of Regulation S-K and related instructions, including, but not limited to, the following:
    • clarify whether these payments were approved during the 2010 calendar year by your Board or a committee thereof as required by your Code of Conduct;
    • the approximate dollar value of the amount of the director's interest in the fees paid to the firm consistent with Item 404(a)(3) and Instruction 3 and state in the bullet point how much of an equity interest in the firm the director owns as required by Item 404(a)(2);
    • disclose the percentage of each firm's gross income represented by your respective payment to each firm;
    • describe the services rendered to you and explain the differences between the services provided as a director (and for which each was paid a retainer of $30,000 you describe in the last paragraph on page 19 for "being able to provide their professional expertise as needed") and those provided as a lawyer or consultant; and
    • disclose whether the terms for each, including the rate per hour, are substantially the same as those prevailing for other professionals with the same level of experience that are not related to you.

17. Please provide to us and undertake to include in your future filings more detail, consistent with Item 404(a) of Regulation S-K and related instructions, in the last paragraph on page 45, regarding life insurance premiums that you pay each year to an insurance company that in turn pays part of the premium as a commission to the son-in-law of your Chairman, President and CEO, including, but not limited to, the following:
    • revise the second to last sentence on page 45, to state the exact amount paid to the son-in-law this past fiscal year, the aggregate amount of commissions paid to date to the son-in–law and anticipated aggregate amount of commissions he will receive;
    • disclose whether your payments of premiums is approved by the Board each year;
    • revise the first sentence of the last paragraph on page 45, to disclose whether the amount of the premiums and the terms of the policies are substantially the same as those prevailing for comparable policies with insurance companies and brokers not related to you; and
    • explain the "arrangement" between the son in law and the insurance broker associated with the insurance company to which you refer in the

second to last sentence on page 45 and whether this type of arrangement is customary in the life insurance industry.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc D. Thomas at (202)551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3775 with any questions.

Sincerely,

Todd K. Schiffman
Assistant Director